GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278



CITY DEVELOPMENTS LIMITED

A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0290/05/LTR

1 March 2005

PRIVATE & CONFIDENTIAL
By Courier

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America





Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 24 February 2005 (*S$700,000,000 Medium Term Note Programme – Series No. 017 For S$30,000,000 3.38% Per Annum Unsecured Fixed Rate Notes Due 2005*);
- 24 February 2005 (*Notification on Subsidiary and Associated Company*);
- 24 February 2005 (*Interested Person Transactions – Provision of Loans to Joint Ventures*);
- 25 February 2005 (*Notification on Sale of Properties by Associated Company*);
- 28 February 2005 (*Notification on Investment in Associated Company, Real Estate Capital Asia Partners, L.P.*);
- 28 February 2005 (*Unaudited Full Year Financial Statement and Dividend Announcement*);
- 28 February 2005 (*2004 Full Year Financial Results Presentation*); and
- 1 March 2005 (*Correction of Straits Times article (1 March 2005) headlined "CDL boosts profit by a third, may set up Reit"; and Amendment to presentation slides released by Company on 2004 Full Year Financial Results*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc . M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)
Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House


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Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	24-Feb-2005 17:21:45
Announcement No.	00049

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

S$700,000,000 Medium Term Note Programme (the "Programme") - Series No. 017 For S$30,000,000 3.38% Per Annum Unsecured Fixed Rate Notes Due 2005

Description

We refer to the S$30,000,000 in principal amount of Unsecured Fixed Rate Notes Due 2005 (the "Series No. 017 Notes") of City Developments Limited (the "Issuer") issued pursuant to the Programme on 4 March 2002 and listed on the Singapore Exchange Securities Trading Limited.

Pursuant to Rule 747 of the Listing Manual, we hereby announce that the maturity date of the Series No. 017 Notes is 4 March 2005 and the Series No. 017 Notes will accordingly be redeemed and cancelled on 4 March 2005 by the Issuer.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Dated: 24 February 2005

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Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	24-Feb-2005 17:25:00
Announcement No.	00053

>> Announcement Details

The details of the announcement start here ...

Announcement Title * : Notification on Subsidiary and Associated Company

Description

The Board of Directors of City Developments Limited (the "Company") wishes to announce that:

(1) City Hotels Pte. Ltd., an indirect wholly-owned subsidiary of Millennium & Copthorne Hotels plc, a subsidiary of the Company, has subscribed for a 50% interest in the equity of Fena Estate Company Limited ("Fena Estate") comprising 100,000 new shares at Baht 1,000 per share. The principal activity of Fena Estate is that of property development.

(2) City Hotels Pte. Ltd. has also incorporated a wholly-owned subsidiary in Thailand known as M&C Holdings (Thailand) Ltd., with a registered capital of Baht 2,000,000. The principal activities of M&C Holdings (Thailand) Ltd. are to carry on the business of investment holding and hotel management.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Dated: 24 February 2005

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Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	24-Feb-2005 17:26:57
Announcement No.	00057

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	INTERESTED PERSON TRANSACTIONS – PROVISION OF LOANS TO JOINT VENTURES
Description	Please find attached the announcement relating to the above.
Attachments:	cdl_loans.pdf Total size = **18K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

INTERESTED PERSON TRANSACTIONS – PROVISION OF LOANS TO JOINT VENTURES

Pursuant to Rule 916(3) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the Directors of City Developments Limited (the "Company" or "CDL") wish to announce that the Company, its subsidiaries and associated companies over which the Company, its subsidiaries and/or interested persons have control (collectively, the CDL entities-at-risk shall be referred to hereinafter as the "CDL EAR Group"), have during the financial year ended 31 December 2004:

i. extended shareholders' loans to joint ventures and/or joint venture companies in which its interested persons also have an interest; and
ii. where the Company's subsidiaries and associated companies are joint venture companies, received shareholders' loans from its interested persons having an interest in such joint venture companies,

(collectively, the "Shareholders' Loans").

The interested persons in these joint ventures are all associates of Hong Leong Investment Holdings Pte. Ltd. ("HLIH"), being subsidiaries of HLIH and/or companies in which HLIH and its subsidiaries have an aggregate interest of 30% or more (collectively, the HLIH interested persons shall be referred to hereinafter as the "HLIH IP Group"). The Directors of CDL consider HLIH, a controlling shareholder of CDL, to be CDL's immediate and ultimate holding company.

The aggregate value of all Shareholders' Loans extended in accordance with Rule 916(3) during the financial year ended 31 December 2004 and where applicable, the interest accrued during the said financial year on Shareholders' Loans (excluding any transactions less than $100,000) would amount to $19,784,045.00.

All of the Shareholders' Loans referred to in this Announcement have been extended by all the joint venture parties or shareholders in proportion to their equity interest in the joint venture and on the same terms and conditions, including the interest rate, if any, accrued or to be accrued on the Shareholders' Loans. None of the HLIH IP Group have an existing equity interest in the joint ventures prior to the participation of the CDL EAR Group in the joint ventures.

The Audit Committee of CDL has reviewed the grant of these Shareholders' Loans and is of the view that:

a. the provision of the Shareholders' Loans is not prejudicial to the interests of the Company and its minority shareholders; and
b. the risks and rewards of each of the joint ventures are in proportion to the equity interest of each joint venture party and the terms for the provision of the Shareholders' Loans are not prejudicial to the interests of the Company and its minority shareholders.

Pursuant to Rule 905(2) of the Listing Manual of the SGX-ST, the value of all transactions entered into with the HLIH IP Group (which comprises the Shareholders' Loans and applicable accrued interest) in the financial year ended 31 December 2004 is $19,784,045.00*. The total value of all interested person transactions entered into by the CDL EAR Group for the financial year ended 31 December 2004 is $19,904,045.00*.

* *The aggregate value indicated in the above paragraph excludes transactions less than $100,000.00 and transactions conducted under the IPT Mandate pursuant to Rule 920.*

The following Directors of CDL are also directors in one or more companies within the HLIH IP Group:

- Messrs Kwek Leng Beng, Kwek Leng Joo, Tan I Tong, Chow Chiok Hock, Ong Pang Boon, Kwek Leng Peck and Han Vo-Ta.

Save as disclosed above, none of the Directors of CDL has any interest direct or indirect in the aforesaid transactions.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries
24 February 2005


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Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	25-Feb-2005 17:26:12
Announcement No.	00076

>> Announcement Details

The details of the announcement start here ...

Announcement Title * Notification on Sale of Properties by Associated Company

Description

The Board of Directors of City Developments Limited ("CDL") wishes to announce that Myungdong Development Co., Ltd. ("MDC"), an associated company of CDL incorporated in the Republic of Korea, has on 17 January 2005 entered into a sale and purchase agreement (the "S&P") with Deka Immobilien Investment GmbH (the "Purchaser"), a corporation established and existing under the laws of Germany, for the sale of certain properties (the "Properties") owned by MDC at a consideration of Korean Won 62 billion (or approximately S$91.8 million). The Properties comprised, inter alia, MyeongDong Central, a 16-storey freehold office building located in the prime district of MyeongDong, Chung-gu in Seoul, Korea together with certain lands on which it is erected, and the consideration was arrived at on a willing buyer and willing seller basis. The S&P is expected to be completed on 28 February 2005.

The holding company of MDC is Myungdong Investors, LLC, a Delaware-incorporated limited liability corporation in which Citydev (Labuan) Holdings Limited, a wholly owned subsidiary of CDL, has a 50% interest.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Dated 25 February 2005

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Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	28-Feb-2005 17:06:18
Announcement No.	00052

>> Announcement Details

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Announcement Title *	Notification on Investment in Associated Company, Real Estate Capital Asia Partners, L.P.
Description	Please refer to the attached file on the above.
Attachments:	RECAPAnnouncement.pdf Total size = **20K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED
(CO. REG. NO. 196300316Z)

Notification on Investment in Associated Company, Real Estate Capital Asia Partners, L.P.

The Board of Directors of City Developments Limited ("CDL") wishes to announce that its indirect wholly-owned subsidiary, Wideachieve Holdings Limited ("Wideachieve"), has entered into an agreement as of 14 February 2005 with The Baupost Group L.L.C. ("Baupost"), SCG Capital Partners Ltd (the "General Partner") and certain other limited partners to establish a private real estate fund, known as Real Estate Capital Asia Partners, L.P. ("RECAP").

RECAP is an exempted limited partnership organised under the laws of Cayman Islands and was formed for the purpose of making investments in real estate-related assets, portfolios and companies in selected markets in Asia.

The CDL Group has made a capital commitment of US$110,013,800 in RECAP, which amounts to 49.78% of the total capital commitment in RECAP. Baupost has a 49.78% interest in RECAP with the General Partner and the other limited partners having a minority interest in RECAP. RECAP expects to invest its fund of US$221 million within a period of 3 years.

With RECAP tapping selected overseas markets and niches with growth potentials, it provides the Group with another platform for internationalization of the Group's portfolio of real estate assets and diversification of earnings from overseas projects.

RECAP's real estate portfolio will be managed by the General Partner, a limited company organised in the Cayman Islands.

Established in 1982, Baupost is based in Boston, Massachusetts, USA, and is a registered investment advisor that manages in excess of US$5.0 billion of discretionary equity capital.

Wideachieve, a company incorporated in the British Virgin Islands, is a wholly owned subsidiary of Singapura Developments (Private) Limited, which is in turn a wholly owned subsidiary of CDL.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries
28 February 2005


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Unaudited Full Year * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	28-Feb-2005 17:31:35
Announcement No.	00090

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	31-12-2004

Attachments:


Announcement280205.pdf
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CITY DEVELOPMENTS LIMITED

(REG. NO. 196300316Z)

UNAUDITED FULL YEAR FINANCIAL STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2004

PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1,Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

These figures have not been audited.

	The Group Full Year ended 31 December		Incr/
	2004	2003	(Decr)
	S$'000	S$'000	%
Revenue	2,380,097	2,325,976	2.3
Cost of sales	(1,189,466)	(1,327,036)	(10.4)
Gross profit	1,190,631	998,940	19.2
Other operating income [2]	52,243	64,896	(19.5)
Administrative expenses [3]	(415,381)	(405,246)	2.5
Other operating expenses [4]	(434,058)	(389,696)	11.4
Profit from operations [1]	393,435	268,894	46.3
Finance costs [5]	(170,882)	(162,375)	5.2
Profit before share of results of associated companies and jointly controlled entities	222,553	106,519	108.9
Share of loss of associated companies	(72)	(78)	(7.7)
Share of profit of jointly controlled entities [6]	194,973	107,376	81.6
Profit from ordinary activities before taxation	417,454	213,817	95.2
Income tax expense [7]	(67,524)	(30,404)	122.1
Profit from ordinary activities after taxation	349,930	183,413	90.8
Minority interests [8]	(147,087)	(31,131)	372.5
Net profit for the year	202,843	152,282	33.2
Earnings per share			
- basic	24.10 cents	18.78 cents	
- fully diluted	22.79 cents	18.78 cents	

Notes to The Group's Income Statement :

(1) Profit from operations includes the following :

	The Group Full year ended 31 December	
	2004	2003
	S$'000	S$'000
Interest income	33,281	26,985
Investment income [9]	6,528	8,806
Profit on sale of investments, property, plant and equipment (net) [10]	11,084	15,851
Allowance for foreseeable losses on development properties made (net)	(12,616)	(47,574)
Amortisation	(7,125)	(6,788)
Allowance for doubtful debts written back/ (made)(net)		
- trade	8	(2,202)
- non-trade [11]	(405)	(13,935)
Depreciation	(166,702)	(166,355)
Impairment losses for property, plant and equipment	(49,317)	(13,522)
Net exchange (loss)/gain	(2,449)	5,661

(2) Other operating income comprises mainly interest income, profit on sale of investments, property, plant and equipment, net exchange gain and write-back of allowance for diminution in value of long-term investments.

(3) Administrative expenses which comprise mainly depreciation, hotel administrative expenses, and salaries and related expenses, increased by $10.2 million to $415.4 million (2003 : $405.2 million). The increase is mainly due to the strengthening of Sterling Pound against the Singapore Dollar and reclassification of certain expenses previously reported under Other operating expenses.

(4) Other operating expenses, which comprise mainly property taxes and insurance on hotels, hotel other operating expenses and impairment losses for property, plant and equipment, increased by $44.4 million to $434.1 million (2003 : $389.7 million) . The increase is mainly on account of higher impairment losses for property, plant and equipment.

(5) Finance costs increased by $8.5 million to $170.9 million (2003 : $162.4 million) mainly due to the strengthening of Sterling Pound against the Singapore Dollar.

Notes to The Group's Income Statement : (cont'd)

(6) Share of profit of jointly controlled entities increased significantly by $87.6 million to $195.0 million (2003: $107.4 million). Profit for 2004 is mainly derived from sale of The Plaza, New York . Profit for 2003 relate primarily to profits on the sale of both Lot 1 Shoppers' Mall and the Group's 50% share in Seoul City Tower Co., Ltd.

(7) Income tax expense for the year is derived at by applying the varying statutory tax rates on the taxable profit/(losses) and taxable temporary differences of the different countries in which the Group operates, and after adjusting for write-back of overprovision of taxation in prior years of $75.5 million (2003 : $11.7 million) for the Group which includes its share of those of its associated companies and jointly controlled entities.

The write-back relates mainly to overprovision of deferred tax by overseas subsidiaries. The change in corporate tax rate from 22% to 20% in Singapore also resulted in some write-backs.

(8) Minority interests increased by $116.0 million to $147.1 million (2003 : $31.1 million) mainly on account of improved contributions from the hotel subsidiary - Millennium & Copthorne Hotels plc, in which the Group has a 52% interest .

(9) Investment income includes dividend and profit/(loss) on sale of short-term investments.

(10) The profit for 2004 includes the gain on disposal of the Birkenhead Point Shopping Centre and Marina Facility, Australia.

(11) The allowance for doubtful debts for 2003 relates to a provision against a loan note on a hotel in Florida sold by a subsidiary. Part of the consideration for the sale was in the form of a loan note to the subsidiary secured on the property.

CITY DEVELOPMENTS LIMITED

(REG. NO. 196300316Z)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	<------ The Group ------->		<-- The Company ---->	
	As at 31.12.2004 S$'000	As at 31.12.2003 S$'000	As at 31.12.2004 S$'000	As at 31.12.2003 S$'000
Non-current assets				
Property, plant and equipment	8,891,410	9,145,659	580,938	664,638
Investments in subsidiaries	-	-	2,201,407	2,204,934
Investments in associated companies	1,241	1,383	-	-
Investments in jointly controlled entities	235,631	246,029	67,880	68,495
Financial assets	31,301	25,432	15,546	15,546
Deferred financial charges	8,549	13,368	535	397
Intangible assets	295	298	-	-
Other non-current assets	81,839	111,010	57,535	60,714
	9,250,266	**9,543,179**	**2,923,841**	**3,014,724**
Current assets				
Development properties	1,944,358	2,237,893	1,599,119	1,861,622
Consumable stocks	13,508	13,159	1,061	1,159
Financial assets	35,642	30,158	-	-
Trade and other receivables	700,959	663,264	969,549	687,134
Cash and cash equivalents	827,834	571,400	385,282	255,477
	3,522,301	**3,515,874**	**2,955,011**	**2,805,392**
Current liabilities				
Bank overdrafts	(2,171)	(4,511)	-	-
Trade and other payables	(688,222)	(668,332)	(983,698)	(834,779)
Bank loans	(18,306)	(44,865)	(18,306)	(44,082)
Current portion of long-term liabilities	(817,126)	(367,906)	(48,876)	(125,000)
Bonds and notes - repayable within 12 months	(584,440)	(321,075)	(170,000)	(120,000)
Employee benefits	(14,566)	(11,861)	(1,153)	(1,112)
Provision for taxation	(115,173)	(76,308)	(35,065)	(15,081)
Provisions	(497)	(6,383)	-	-
	(2,240,501)	**(1,501,241)**	**(1,257,098)**	**(1,140,054)**
Net current assets	**1,281,800**	**2,014,633**	**1,697,913**	**1,665,338**
	10,532,066	**11,557,812**	**4,621,754**	**4,680,062**
Non-current liabilities				
Interest-bearing loans and other liabilities	(2,631,581)	(4,160,705)	(944,067)	(1,083,824)
Employee benefits	(17,291)	(16,125)	-	-
Provisions	(9,830)	(10,839)	-	-
Deferred tax liabilities	(670,222)	(698,120)	(10,906)	(24,177)
	(3,328,924)	**(4,885,789)**	**(954,973)**	**(1,108,001)**
Minority interests	(2,252,438)	(2,069,015)	-	-
Net assets	**4,950,704**	**4,603,008**	**3,666,781**	**3,572,061**
Share capital	452,541	413,593	452,541	413,593
Reserves	4,498,163	4,189,415	3,214,240	3,158,468
Shareholders' equity	**4,950,704**	**4,603,008**	**3,666,781**	**3,572,061**

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

		As at 31/12/2004 S$'000	As at 31/12/2003 S$'000
Unsecured			
-repayable within one year		564,306	420,576
-repayable after one year		1,267,339	1,488,780
	(a)	1,831,645	1,909,356
Secured			
-repayable within one year		855,296	315,342
-repayable after one year		1,334,272	2,632,492
	(b)	2,189,568	2,947,834
Gross borrowings	(a)+(b)	4,021,213	4,857,190
Less : cash and cash equivalents		(827,834)	(571,400)
Net borrowings		3,193,379	4,285,790

Net borrowings for the Group decreased significantly by $1.1 billion or 25.6% to $3.2 billion (2003 : $4.3 billion) mainly due to repayment of loans which was primarily funded by the proceeds from sale of joint venture and property, plant and equipment and sale proceeds from development projects completed during the year.

Details of any collateral

The borrowings by subsidiaries are generally secured by:

- mortgages on their land and buildings, properties under development, development properties for sale and/or hotel properties and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds and any alienation of properties

The borrowings by the Company are unsecured.

CITY DEVELOPMENTS LIMITED

(REG. NO. 196300316Z)

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Full Year	
	2004	2003
	S$'000	S$'000
Operating Activities		
Profit from ordinary activities before taxation	417,454	213,817
Adjustments for:		
Amortisation	7,125	6,788
Depreciation	166,702	166,355
Deferred financial charges and intangibles written off	136	32
Property, plant and equipment written off	411	466
Profit on sale of property, plant and equipment	(10,746)	(9,755)
Share of loss of associated companies	72	78
Share of profit of jointly controlled entities	(194,973)	(107,376)
Interest income	(33,281)	(26,985)
Finance costs	170,882	162,375
Dividend income	(4,973)	(8,704)
Allowance for diminution in value of investments written back (net)	(975)	(1,772)
Allowance for foreseeable losses on development properties made (net)	12,616	47,574
Allowance for doubtful debts made (net)	397	16,137
Impairment losses for property, plant and equipment	49,317	13,522
Operating profit before working capital changes	580,164	472,552
Changes in working capital		
Development properties	388,003	(85,153)
Stocks, trade and other receivables	(48,196)	27,034
Related corporations	12,886	67,773
Trade and other payables	4,487	(10,966)
Employee benefits	3,502	1,128
Cash generated from operations	940,846	472,368
Income tax paid	(47,180)	(69,150)
Cash flows from operating activities carried forward	**893,666**	**403,218**

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

	Full Year	
	2004	2003
	S$'000	S$'000
Cash flows from operating activities brought forward	**893,666**	**403,218**
Investing Activities		
Purchase of property, plant and equipment	(112,264)	(109,544)
Proceeds from sale of property, plant and equipment	122,177	20,303
Increase in deferred financial charges and intangible assets	(2,614)	(873)
Decrease in investments in jointly controlled entities	26,634	2,198
Payment of deferred consideration [1]	-	(71,707)
Cash flow on acquisition of subsidiaries (net of cash)	-	(51,621)
Increase in financial assets	(10,139)	(8,386)
Interest received (including amounts capitalised as property, plant and equipment and development properties)	33,413	27,149
Dividends received		
- investments	4,973	8,704
- jointly controlled entities	292,816	45,460
Cash flows from investing activities	354,996	(138,317)
Financing Activities		
Proceeds from issue of shares (net of expenses)	442,240	-
Capital contribution to minority shareholders	(28,271)	(60,076)
Proceeds from term loans	647,351	210,186
Repayment of term loans	(1,520,974)	(319,286)
Repayment to finance lease creditors	(4,913)	(31,932)
Proceeds from issuance of bonds and notes	486,711	379,304
Increase in finance lease	5	-
Repayment of bonds and notes	(411,096)	(190,533)
Decrease in other long-term liabilities	(2,531)	(5,006)
Repayment of bank loans	(26,450)	(63,978)
Payment of interest on deferred consideration [1]	-	(13,551)
Dividends paid	(387,753)	(46,860)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(184,187)	(177,619)
Cash flows from financing activities	(989,868)	(319,351)
Net increase/(decrease) in cash and cash equivalents carried forward	**258,794**	**(54,450)**

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

	Full Year	
	2004	2003
	S$'000	S$'000
Net increase/(decrease) in cash and cash equivalents brought forward	**258,794**	**(54,450)**
Exchange differences arising on translation of foreign subsidiaries' cash and cash equivalents	(20)	11,532
Cash and cash equivalents at the beginning of the year (net of bank overdraft)	566,889	609,807
Cash and cash equivalents at the end of the year (net of bank overdraft)	**825,663**	**566,889**

Note :-

(1) Deferred Consideration

In December 1999, a subsidiary of the Group acquired a number of hotels in USA and, under the terms of the acquisitions, US$45.0m (plus interest) of the consideration for these hotels was deferred for a period of two years. This consideration was not paid when it originally fell due in December 2001 pending adequate financial assurances that the vendor could honour its indemnity obligations under the terms of the agreement. The parties have now reached agreement and a total of US$48.8m (S$85.3m) was paid during 2003 . The full amount had already been fully provided for by the subsidiary of the Group.

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

1(d)(i) A statement (for the issuer and group) showing either *(i) all* changes in equity or *(ii)* changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

The Group	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Asset Revaluation Reserve S$'000	Exchange Fluctuation Reserve S$'000	Accumulated Profits S$'000	Total S$'000
At 1 January 2003	400,511	945,032	148,143	-	114,935	2,253,550	3,862,171
Surplus on revaluation of hotel properties arising from change in accounting policy	-	-	-	436,467	-	-	436,467
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	24,959	50,956	-	75,915
Issue of ordinary shares	13,082	110,387	-	-	-	-	123,469
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(436)	-	(436)
Profit for the year	-	-	-	-	-	152,282	152,282
Dividends	-	-	-	-	-	(46,860)	(46,860)
At 31 December 2003	413,593	1,055,419	148,143	461,426	165,455	2,358,972	4,603,008
Surplus on revaluation of hotel properties	-	-	-	85,577	-	-	85,577
Realised revaluation reserve transferred to accumulated profits	-	-	-	(23,878)	-	23,878	-
Transfer of depreciation on revaluation surplus	-	-	-	(1,647)	-	1,647	-
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	(6,151)	9,601	-	3,450
Issue of ordinary shares	22,404	89,618	-	-	-	-	112,022
Issue of preference shares (net of expenses)	16,544	313,674	-	-	-	-	330,218
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	1,339	-	1,339
Profit for the year	-	-	-	-	-	202,843	202,843
Dividends	-	-	-	-	-	(387,753)	(387,753)
At 31 December 2004	452,541	1,458,711	148,143	515,327	176,395	2,199,587	4,950,704

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

The Company	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Asset Revaluation Reserve S$'000	Exchange Fluctuation Reserve S$'000	Accumulated Profits S$'000	Total S$'000
At 1 January 2003	400,511	931,910	63,743	-	(679)	2,074,069	3,469,554
Surplus on revaluation of a hotel property arising from change in accounting policy	-	-	-	855	-	-	855
Issue of ordinary shares	13,082	110,387	-	-	-	-	123,469
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(144)	-	(144)
Profit for the year	-	-	-	-	-	25,187	25,187
Dividends	-	-	-	-	-	(46,860)	(46,860)
At 31 December 2003	413,593	1,042,297	63,743	855	(823)	2,052,396	3,572,061
Issue of ordinary shares	22,404	89,618	-	-	-	-	112,022
Issue of preference shares (net of expenses)	16,544	313,674	-	-	-	-	330,218
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	688	-	688
Profit for the year	-	-	-	-	-	39,545	39,545
Dividends	-	-	-	-	-	(387,753)	(387,753)
At 31 December 2004	452,541	1,445,589	63,743	855	(135)	1,704,188	3,666,781

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Ordinary share capital

On 11 May 2004, the Company issued 82,718,564 bonus warrants, which were subsequently listed on the Official List of the Singapore Exchange Securities Trading Limited on 13 May 2004. Each bonus warrant carries the right to subscribe in cash for one (1) ordinary share of $0.50 each in the capital of the Company at the exercise price of $2.50, subject to adjustments under certain circumstances in accordance with the terms and conditions of the bonus warrants as set out in a Deed Poll dated 6 May 2004.

Arising from the exercise of subscription rights by bonus warrant holders during the year ended 31 December 2004, the Company issued 44,808,865 new ordinary shares of $0.50 each, thus bringing the total issued and paid up ordinary share capital as at 31 December 2004 to $435,997,254 comprising 871,994,508 ordinary shares of $0.50 each. As at 31 December 2004, the number of ordinary shares that may be issued on conversion of all the outstanding bonus warrants is 37,909,699 ordinary shares (31 December 2003 : Nil).

Preference share capital

On 9 June 2004, the Company issued 330,874,257 non-redeemable convertible non-cumulative preference shares ("Preference Shares") of $0.05 each at an issue price of $1.00 each, which were subsequently listed on the Official List of the Singapore Exchange Securities Trading Limited on 14 June 2004. The Preference Shares are convertible at the sole option of the Company at any time on or after the 2nd anniversary of the date of issue of the Preference Shares, into fully-paid ordinary shares of $0.50 each in the capital of the Company at the conversion ratio of 0.136 ordinary share for each Preference Share.

As at 31 December 2004, the maximum number of ordinary shares that may be issued upon full conversion at the sole option of the Company of all the Preference Shares is 44,998,898 ordinary shares (31 December 2003 : Nil).

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 December 2003.

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

There was no change in the accounting policies and methods of computation.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Full year ended 31 December	
	2004	**2003**
Basic Earnings per share (cents)	24.10	18.78
Fully Diluted Earnings per share (cents)	22.79	18.78
Earnings per share is calculated based on :		
a)net profit for the year (S$'000)	202,843	152,282
b)weighted average number of ordinary shares in issue :		
- basic	841,635,380	810,987,566
- fully diluted (*)	889,903,694	810,987,566

**For computation of fully diluted earnings per share, the weighted average number of ordinary shares has been adjusted for the dilutive effect of potential ordinary shares arising from the exercise of all outstanding bonus warrants and conversion of all preference shares.*

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**
(a) current financial period reported on; and
(b) immediately preceding financial year.

	The Group		The Company	
	31/12/2004 S$	**31/12/2003 S$**	**31/12/2004 S$**	**31/12/2003 S$**
Net Asset Value per ordinary share based on issued share capital of 871,994,508 ordinary shares as at 31 December 2004 (827,185,643 ordinary shares as at 31 December 2003).	5.68	5.56	4.21	4.32

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Local Industry Review

The economy rebounded strongly with a GDP growth of 8.4% for the year under review. Employment prospects have improved significantly and unemployment rate fell to 3.7% from its peak of 4.6%. Concern over job insecurity has eased off.

In line with the improving economy, residential property prices made modest increases from Q2. On the full year basis, it increased by 0.9% compared to a decline of 2% in 2003.

Transaction volumes have improved by about 12% from 5,156 to 5,785 units for the year. Resale activity in the secondary market was also better, registering a 14.5% increase over 2003.

Group Performance

Despite the very challenging and difficult property market conditions during the last 8 years, the Group continued to remain profitable throughout this period.

The Group's pre-tax profit for the year increased by 95% to $417.5 million (2003 : $213.8 million). This is the highest since 2001. After-tax profit amounted to $202.8 million (2003: $152.3 million). The continued recovery in the hotel sector contributed substantially to the Group's performance for the year under review.

The Group continued to be the only listed Singapore property company which adopted a conservative accounting policy of depreciating its investment properties.

Net borrowings of the Group was reduced by 26% to $3.2 billion (2003 : $4.3 billion) mainly as a result of proceeds from the completion of various development projects and sale of joint venture assets.

During the year under review, the Company paid a one-off special cash dividend of approximately $330.9 million (net) to reward its ordinary shareholders for their loyalty and continued support for the Company. This payment also allowed the Company to pass on approximately $82.7 million of Section 44A tax credits to its ordinary shareholders.

The Company also issued approximately 330.9 million of non-redeemable convertible non-cumulative preference shares in the form of a 2-for-5 renounceable rights issue and approximately 82.7 million warrants by way of a 1-for-10 bonus issue. The net proceeds from the preference shares issue were principally used to fund the payment of the special cash dividend. The proceeds from the exercise of the warrants will further strengthen the Company's capital base and working capital position.

Property

In view of the relatively slow market in 2004, the Group did not rush to launch new projects in the first 3 quarters as we expected prices to improve in the last quarter. We were reluctant to dispose of units in new launches at low prices as replenishment of land at reasonable cost is becoming increasingly difficult.

However in end October of Q4, the Group launched its high profile project, The Sail @ Marina Bay. This waterfront development, comprising a 70-storey tower and a 63-storey tower, with a total of 1,111 units, is set to be a global landmark. Only the 70-storey Marina Bay Tower with 681 units was released for sale while the Central Park Tower was retained for institutional enbloc sale, investment, REITS or other purposes to be decided in due course. We are currently evaluating various enbloc offers and will only sell it if the price is right.

The project received overwhelming response from local and international buyers. To date, foreign buyers have snapped up about 40% of the 618 units sold. With the strong response, the Group's 2004 market share of the residential property in Singapore surged from 12% to more than 17%.

The Group continued to book in profits, based on the completion of construction stages from pre-sold projects like The Esparis and Nuovo Executive Condominiums, The Pier at Robertson, Changi Rise, Savannah CondoPark, Monterey Park and Goldenhill Villas among others. However, profits from The Sail @ Marina Bay have not yet been accounted for as its construction has just commenced.

2004 was a year of recovery for the Singapore office market with strengthening demand and increasing rents. After more than two years of continuing decline, occupancy rate increased by 1.9% to close the year's average occupancy at 84%. Rental improved by 3.5% nationwide. Some property consultants suggest that well-located prime Grade A offices led the recovery with an increase by a larger margin of up to 10%.

Demand was dominated by renewals and relocation of tenants in a bid to lock in better deals. A clear example is the relocation of Fuji Xerox to our former IBM Towers, taking up 93,000 sq ft.

Hotel

2004 was a pivotal year for Millennium & Copthorne Hotels plc ("M&C"). Although we started the year facing trading uncertainties caused by numerous external events, we have finished with a significantly higher hotel operating performance and a substantial profit from the strategic disposal of 2 assets. M&C continued to recover with strong occupancies and RevPAR growth across all regions.

M&C successfully disposed of The Plaza, New York in October at a 46% premium to the net book value which includes a revaluation surplus of US$61 million. Therefore, from a historical cost perspective, its share of the profit on disposal was US$123.3 million or £68.9 million. It also disposed of The Birkenhead Point Shopping Centre and Marina Facility in Australia.

These disposals have significantly reduced M&C's gearing from 53% to 37% and enhanced its financial strength.

Diversification of Earnings

The Group's strategy of diversification embarked in the early 1990s has helped ensure that we continue to remain profitable even through the cyclical nature of the property development business. Our strategy to be both a hotel owner and operator has proven to be successful as the hotel sector has been a major contributor to our earnings.

We can leverage on our expertise in the property business to extract real estate potentials from some of our hotel assets and these could generate substantial gains. An example of such a strategic move is the recent sale of The Plaza in New York.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's performance for the year under review is in line with its expectations as disclosed in the announcement of results for third quarter and nine months ended 30 September 2004.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

Property

The growth in the economy is expected to slow down to between 3% and 5% in 2005. Even though the pace will be moderated, the trend is still improving and such gradual and steady growth is healthy for Singapore's economy in the medium to the longer term.

Potential buyers have to a large extent familiarise themselves with the revised CPF rulings and changes to traditional wage structure. They now also have the option to tailor their housing loan installments based on their income.

Property consultants are forecasting the residential prices to improve by 5% to 15%. We are optimistic that the Singapore property market has the potential to grow and move in tandem with our regional neighbours like Malaysia, Hong Kong, Thailand and Indonesia, whose property markets continue to boom. The upside is that Singapore's real estate can offer better prospects and growth for buyers than other regions where prices have already increased.

The successful launch of The Sail @ Marina Bay created much buzz and was the catalyst that re-ignited buying interest in the residential market with many other developers following suit with new launches.

The Group will launch this year in stages the 910-unit City Square Residences, which is located at Serangoon Road, a 2 minutes' walk to Farrer Park MRT station along the North East Line. City Square, an important mega project of the Group, also comprises 721,000 sq ft retail complex with direct links to the MRT station, which may be sold as retail units or to a Real Estate Investment Trusts ("REITS"). City Square will gentrify and inject a new lifestyle and vibrancy to the area. Phase 1, comprising about 200 units is expected to be launched shortly.

The Group has just soft launched the freehold 295-unit Parc Emily in which it has a 50% interest. Another high profile development in the pipeline is the upmarket project at Tomlinson/Tanglin Roads to be known as St Regis Residences. This is part of the prestigious hotel cum residences development featuring the world-renowned 6-star St Regis Hotel with 299 rooms. This integrated development will offer residents of the St. Regis Residences a first-of-its-kind concierge services and with hotel-styled facilities available. The project comprises 187 good sized units. The Group owns a one-third share in this joint-venture development with the remaining two thirds owned by other Hong Long members.

The office market has bottomed out and occupancy rate is improving steadily. Rental rates have turned around last year but are expected to improve more significantly this year on the back of an improving economy with strengthening demand.

Recent Government initiatives to promote the downtown area as an exciting work, live and play metropolitan have drawn renewed interests to city living as evidenced by the overwhelming response to The Sail @ Marina Bay. The Government has invited proposals for an Integrated Resort, incorporating a casino. One of the two designated locations is the Marina Bay. If this Integrated Resort is approved by the government, it will certainly bring more life into the downtown area and further enhance the value of the properties in the vicinity. With our many years of expertise in real estate development and our experience in hotel management, we have been approached by various casino operators/owners. However, to give us more flexibility, we will not tie up exclusively with any particular party at this point of time.

In the recently announced 2005 budget, the Government introduced more measures to further Singapore's competitiveness as a hub for listed REITS by proposing a 5 year exemption of stamp duty on the transfer of properties into REITS vehicles listed on the Singapore Exchange and a 10% reduced rate of withholding tax on distributions to non-resident institutional investors for 5 years. Taking these recent incentives into account, the Group will continue to review its office properties portfolio and evaluate the financial merits and options to the Group.

Diversification

The Group's push for diversification beyond its borders has taken an exciting turn with its establishment of a private real estate fund, Real Estate Capital Asia Partners, L.P. ("RECAP"). The Group will partner The Baupost Group L.L.C., on a 50:50 basis. The Baupost Group, which was established in 1982 and based in Boston, Massachusetts, USA, is an investment advisor that manages in excess of US$5 billion of discretionary equity capital. RECAP is expected to invest its fund of US$221 million (including interest of a minority partner) within a period of 3 years to tap selected markets and niches overseas with growth potentials. This will provide the Group with another platform for internationalization of its real estate portfolio and diversification of earnings from overseas projects, providing added depth and dimension to its blue chip status. With appropriate leverage, RECAP is expected to provide funds of up to US$750 million.

Hotel

Although it is popular for hotels to be asset light and push towards management contracts, the Group's strategy remains committed to being an owner and operator of hotel assets. We believe that particularly in a rising market, this continues to be right for a Group of our scale and size and with our specific property and asset management skills.

Our core focus is to drive improved returns through operational excellence and continue actively to manage our property portfolio.

We will continue to acquire hotel assets selectively in key gateway cities. Where opportunities present itself, we will explore management contracts with or without equity participation.

Group Prospects

The Group expects to continue to remain profitable over the next 12 months.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Yes.

On 10 November 2004, the Board of Directors pursuant to the recommendation of the Audit Committee declared the payment of a non-cumulative preference dividend to holders of City Developments Limited Non-redeemable Convertible Non-cumulative Preference Shares of $0.05 each ("Preference Shares") in accordance with the terms of issue of the Preference Shares. The preference dividend for each Preference Share is calculated at the dividend rate of 3.9% (net) per annum of the issue price of $1.00 for each Preference Share on the basis of 205 days, being the actual number of days comprised in the dividend period from 9 June 2004 to 30 December 2004, divided by 365 days. The preference dividend was paid on 31 December 2004.

Name of Dividend	Preference Dividend
Dividend Type	Cash
Dividend Amount per Preference Share (in cents)	2.19 cents (net) per Preference share
Dividend rate (in %)	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	From 9 June 2004 to 30 December 2004 (both dates inclusive)
Par value of Preference Shares	$0.05 per Preference Share
Issue price of Preference Shares	$1.00 per Preference share
Tax rate	20%

Subject to ordinary shareholders' approval at the Annual General Meeting to be held on 27 April 2005, the following Ordinary dividend has been proposed :

Name of Dividend	Proposed First & Final
Dividend Type	Cash
Dividend Amount per Ordinary Share (in cents)	7.5 cents per share
Dividend rate (in %)	15% per share (less tax)
Par Value of Ordinary Shares	$0.50 per share
Tax rate	20%

(b) ***Corresponding Period of the Immediately Preceding Financial Year***

Any dividend declared for the corresponding period of the immediately preceding financial year?

Yes.

Name of Dividend	First & Final Ordinary Dividend	Special Ordinary Dividend
Dividend Type	Cash	Cash
Dividend Amount per Ordinary Share (in cents)	7.5 cents per share	50 cents per share
Dividend rate (in %)	15% per share (less tax)	100% per share (less tax)
Par Value of Ordinary Shares	$0.50 per share	$0.50 per share
Tax rate	20%	20%

(c) Date payable

Subject to ordinary shareholders' approval at the Annual General Meeting to be held on 27 April 2005, the proposed first and final ordinary dividend for 2004 will be payable on 19 May 2005.

(d) **Books Closure Date**

NOTICE IS HEREBY GIVEN that the subject to the ordinary shareholders' approval of the payment of a first and final ordinary dividend of 15% less 20% Singapore income tax in respect of the financial year ended 31 December 2004 at the Annual General Meeting to be held on 27 April 2005, the Ordinary Shares Transfer Books and Register of Holders of ordinary shares of the Company will be closed on 6 May 2005. Duly completed registrable transfers received by the Company's Registrar, M&C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 5 May 2005 will be registered to

determine ordinary shareholders' entitlement to the dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the said first and final ordinary dividend will be paid by the Company to CDP who will distribute the ordinary dividend to the holders of the securities accounts.

12. If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

By Business Segments	<--------------------The Group-------------------->			
	Revenue		Profit before Tax	
	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000
<u>By Business Segments</u>				
Property Development	489,242	644,679	79,588	42,846
Hotel Operations	1,670,612	1,461,129	264,654	26,745
Rental Properties	175,058	179,368	50,819	129,945
Others	45,185	40,800	22,393	14,281
	2,380,097	2,325,976	417,454	213,817

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Property Development

Pre-tax profit from this segment improved by $36.7 million to $79.6 million (2003 : $42.9 million) although revenue decreased by $155.5 million to $489.2 million (2003 : $644.7 million). This is mainly due to reduction in allowance for foreseeable losses by $35.0 million to $12.6 million (2003 : $47.6 million). Projects that contributed to both turnover and profit include Changi Rise, Esparis EC, Goldenhill Villas , Savannah CondoPark, Nuovo EC and Monterey Park. Profit was also recognised for Edelweiss Park which is a project developed by a jointly controlled entity of the Group.

Hotel Operations

Revenue improved by $209.5 million (or 14.3%) to $1,670.6 million (2003 : $1,461.1 million) and pre-tax profit soared to $264.7 million (2003 : $26.7 million).

The increase in both revenue and pre-tax profit resulted from the improvement in RevPAR across all regions including full year contribution from the successful re-opening of the Millenium Hilton New York in May 2003. The sale of The Plaza, New York also contributed to the increase in profit.

Rental Properties

Revenue decreased marginally by $4.3 million to $175.1 million (2003 : $179.4 million) .

Pre-tax profit of $50.8 million (2003 : $129.9 million) was achieved. Higher profits attained in 2003 were due to the disposal of the Group's 50% share in Seoul City Tower Co., Ltd and Lot 1 Shoppers' Mall.

Others

Revenue comprises mainly income from hotel management, building maintenance contracts, project management, club operations, dividend income and profit from sale of investments.

Revenue increased by $4.4 million to $45.2 million (2003 : $40.8 million) mainly due to higher hotel management fees and club income.

Pre-tax profit improved significantly by $8.1 million to $22.4 million (2003 : $14.3 million) mainly on account of the Group's disposal of its effective interest in Amarin Plaza Public Company Limited.

15. A breakdown of sales.

	The Group					
	2004			2003		
	1H S$'000	2H S$'000	Total S$'000	1H S$'000	2H S$'000	Total S$'000
Sales	1,178,923	1,201,174	2,380,097	1,062,977	1,262,999	2,325,976
Operating profit after tax before deducting minority interests	116,390	233,540	349,930	50,425	132,988	183,413

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Net Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Full Year 2004 S$'000	Full Year 2003 S$'000
Ordinary	52,320	49,631
Special	-	330,874
Preference	7,248	-
Total	59,568	380,505

The first and final ordinary dividend for 2004 is subject to the approval of ordinary shareholders at the forthcoming Annual General Meeting and the dividend amounts are based on the number of issued ordinary shares as at 31 December 2004. The actual dividend payment can only be determined on the Books Closure Date.

17. Interested Person Transactions

Interested Persons	Aggregate value of all interested person transactions conducted in FY2004 under the IPT Mandate pursuant to Rule 920 (excluding transactions less than $100,000)	
Hong Leong Investment Holdings Pte. Ltd. Group of companies	Property-related: *(leases, property maintenance and carpark management services)*	$2,465,880
	Financial and Treasury-related : *(inter-company loans)*	$296,224
		$2,762,104
Directors and their immediate family members		Nil

18. Subsequent Events

(a) On 17 January 2005, Myungdong Development Co. Ltd ("MDC"), a jointly controlled entity of the Group incorporated in the Republic of Korea, entered into a Sale and Purchase Agreement ("S&P") with Deka Immobilien Investment GmbH for the sale of certain properties owned by MDC at a consideration of Korean Won 62 billion (approximately S$91.8 million) . The said properties comprised, inter alia, MyeongDong Central Building, a 16-storey freehold office building located in the prime district of MyeongDong in Seoul, Korea. The sale has been completed on 28 February 2005.

(b) As of 14 February 2005, Wideachieve Holdings Limited, a wholly-owned subsidiary of the Group, entered into an agreement with The Baupost Group L.L.C., SCG Capital Partners Ltd (the General Partner) and certain other limited partners to establish a private real estate fund, known as Real Estate Capital Asia Partners, L.P.("RECAP"). RECAP is an exempted limited partnership organized under the laws of Cayman Islands and was formed for the purpose of making investments in real estate-related assets, portfolios and companies in selected markets in Asia. The Group has made a capital commitment of approximately US$110 million in RECAP, which amounts to 49.78% of the total capital commitment in RECAP. The Baupost Group has also a 49.78% interest in RECAP with the General Partner and the other limited partners having a minority interest in RECAP. RECAP expects to invest its funds of US$221 million within a period of 3 years.

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
28 February 2005



Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	28-Feb-2005 17:42:32
Announcement No.	00111

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	2004 Full Year Financial Results Presentation
Description	The attached presentation slides on the above matter is for information.



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CITY DEVELOPMENTS LIMITED

2004 Full Year Financial Results

28 February 2005

Presentation Outline

I. Financial Highlights

II. Operations Review

III. Market Outlook







Financial Highlights







Summary of Financial Highlights

	FY 2003	FY 2004	% Change
Revenue ($m)	2,326	2,380	↑ 2%
Profit Before Tax ($m)	214	417	↑ 95%
Profit After Tax & MI ($m)	152	203	↑ 33%
Earnings Per Share (cents):			
Basic	18.78	24.10	↑ 28%
Fully diluted	18.78	22.79	↑ 21%



Group Revenue by Segment

$ million

2,500
2,000
1,500
1,000
500
0

2003: 2,326 — 645, 1,461, 179, 41

2004: 2,380 — 489, 1,671, 175, 45

Property Development
Hotel Operations
Rental Properties
Others

Overall change
= ↑ 2%



Profit before Tax by Segment



$ million
450
400
350
300
250
200
150
100
50
0
214
20%
12%
61%
7%
417
19%
64%
12%
5%
2003
2004
Property Development
Hotel Operations
Rental Properties
Others



Net Borrowings

CDL Group Totals	As at 31/12/03 $m	As at 31/12/04 $m	% Change
Gross Borrowings	4,857.2	4,021.2	↓ 17
Less: Cash and Cash Equivalents	(571.4)	(827.8)	↑ 45
Net Borrowings	4,285.8	3,193.4	↓ 25



NAV Per Share and CDL Share Price
(2000 – 2004)



$
9
8
7
6
5
4
3
2
1
0
Net Asset Value per share
CDL Share Price
8.05
6.05
6.05
7.10
4.86
4.71
4.82
5.56
5.66
2000
2001
2002
2003*
2004*

* NAV Per Share for 2003 and 2004 include revaluation surplus of hotel properties



CDL's Net Gearing
(2000 - 2004)



%
140
120
100
80
60
40
20
113
121
109
93*
65*
2000 (restated)
2001 (restated)
2002
2003
2004

* Include revaluation surplus of hotel properties



Operations Review





Property Development

Property Sales

CDL maintains market leadership with more than 17% of market share





Hotel Revenue by Region

2003



27%
8%
391
122
948
65%

$1,461m

- Australia & New Zealand
- North America & Europe
- East & South East Asia

2004



28%
8%
462
138
1,071
64%

$1,671m

Overall change = ↑ 14%



Hotel Occupancy by Region



Hotel Occupancy Rate (%)
80
70
60
50
40
30
57
74
68
71
69
72
East & South East Asia
North America & Europe
Australia & New Zealand
2003
2004





Rental Revenue by Sector



$179m
$175m
Rental Revenue
100%
80%
60%
40%
20%
0%
58
25
5
12
58
26
4
12
2003
2004
Office
Retail
Industrial
Others*

* Including car park, serviced apartment and residential



Land Bank by Tenure

(As at 1 Jan 2005)

CDL Attributable Share


Freehold/
999-year
Leasehold
100%

3.9 million sq ft (Proposed GFA 8.3 million sq ft)



Land Bank by Sector
(As at 1 Jan 2005)

Type of Development	Land Area (sq ft)	%
Residential (Local & Overseas)	3,245,682	83
Commercial / Hotel	184,554	5
Industrial	462,818	12
TOTAL	**3,893,054**	**100**


Residential* (Overseas) 9%
Industrial 12%
Commercial/ Hotel 5%
Residential (Local) 74%



Operations Review

New Residential Project Launches for Q1 2005

Projects	Units	Expected Launch Date
Parc Emily (Total : 295)	100	March 2005
Monterey Park (Final Release)	62	March 2005
City Square Residences (Total : 910)	200	March 2005
Total	362	





Market Outlook







Singapore Economic Outlook

- Projected GDP of between 3% and 5%
- Unemployment rate fell to 3.7%
- Market sentiments improving





Property Market - Residential

- Private residential property prices increased by 0.9% for 2004
- Transaction volume increased by 12%
- Resale activity in secondary market increased by 14.5%
- Government has continued to suspend the Confirmed List Land Sale whilst maintaining the Reserve List
- Improving sentiments and confidence is returning





Property Market - Office Rentals

- Occupancy increased by 1.9% to close the year at 84%
- Office rents increased by 3.5% in 2004
- Grade A office space achieving higher rentals
- Limited new office space coming into the market in 2005 & 2006





Diversification

- Establishment of a real estate fund, Real Estate Capital Asia Partners, L.P. ("RECAP") with a capital of S$221m

- RECAP will make selective investments in real estate related assets, portfolios and companies in Asia





Diversification

- 50:50 basis partnership with The Baupost Group - based on Boston, Massachusetts, USA

- RECAP will provide funds of up to US$750 million to explore opportunities in new markets & ventures





Thank You








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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	01-Mar-2005 12:49:21
Announcement No.	00030

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

(1) Correction of Straits Times article (1 March 2005) headlined "CDL boosts profit by a third, may set up Reit" ; and (2) Amendment to presentation slides released by Company on 2004 Full Year Financial Results

Description

(1) CORRECTION OF STRAITS TIMES ARTICLE (1 MARCH 2005) HEADLINED "CDL BOOSTS PROFIT BY A THIRD, MAY SET UP REIT"

City Developments Limited ("CDL" or the "Company") notes that in an article appearing in the Straits Times today (1 March 2005) headlined "CDL boosts profit by a third, may set up Reit", it was reported in the third paragraph thereof that "CDL's 52 per cent-owned London-listed subsidiary, Millennium & Copthorne Hotels, reaped $52 million in pre-tax profit from the sale of its stake in The Plaza,....".

The Company wishes to clarify that Millennium & Copthorne Hotels plc's share of the pre-tax profit from the sale of The Plaza was reported wrongly in the aforesaid article as Singapore Dollars 52 million when it should have been stated as Sterling Pound 52 million. In this respect, we refer to the Company's announcement on 28 February 2005, wherein the Company had stated that Millennium & Copthorne Hotels plc ("M&C") had successfully disposed of The Plaza at a 46% premium to the net book value which included a revaluation surplus of US$61 million. M&C had indicated in its own announcement issued on 21 February 2005 that its share of profit before tax was US$92.8 million or Sterling Pound 51.8 million. From a historical cost perspective, M&C's share of the profit on disposal would be US$123.3 million or Sterling Pound 68.9 million.

(2) AMENDMENT TO PRESENTATION SLIDES RELEASED BY COMPANY ON 2004 FULL YEAR FINANCIAL RESULTS

With reference to the presentation slides released by the Company on 28 February 2005, please find attached an additional slide on Recent Corporate Awards received by the Company which is to be included therein. In this regard, CDL also wishes to inform that in the first slide under the "Diversification" section, Real Estate Capital Asia Partners, L.P. was established with a capital of US$221m instead of S$221m originally reflected therein.

Company Secretary
1 March 2005

Attachments:


Analyst_Briefing_Presentation.pdf
Total size = **40K**
(2048K size limit recommended)

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Recent Corporate Awards

- **FTSE4Good 2002 – Current**
  - One of 6 companies in Asia (excluding Japan) included in this real time index series which reflects the performance of socially responsible equities
- **Singapore International 100**
  - Ranked 11th for outstanding overall achievement in the Singapore International 100 Ranking
  - Organised by IE Singapore and DP Information in collaboration with the Singapore Business Federation and Business Times
- **Storebrand Socially Responsible Investments**
  - "Best in Class" for Environmental & Social Performance

